UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

NVE Corporation
(Exact name of registrant as specified in its charter)
Minnesota	000-12196	41-1424202
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11409 Valley View Road, Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

  Curt A. Reynders, (952) 829-9217
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,  2015 .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry
     We have concluded in good faith that during 2015 we have manufactured and contracted with others to manufacture products with conflict minerals necessary to their functionality or production. Based on a reasonable country of origin inquiry (“RCOI”), we have not yet been able to determine all of the facilities used to process the necessary Conflict Minerals in our products or the countries of origin of all of the necessary Conflict Minerals in our products.

Description of Reasonable Country of Origin Inquiry Efforts
     For 2015 we conducted a supply chain survey with our suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template. That supply chain survey requests our suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply. We compared the smelters and refiners identified in the surveys against the lists of facilities that have received a conflict-free designation by the Conflict-Free Smelter Program or other independent third party audit program. We documented country of origin information for the smelters and refiners identified by the supply-chain survey.

      A summary of the countries of origin from our RCOI is in the following table:
Conflict Mineral	Countries of Origin and Other Sources
Tantalum	Austria, Brazil, China, Estonia, Germany, India, Japan, Kazakhstan, Mexico, Russian Federation, Thailand, United States, and recycled or scrap sources.
Tin	Belgium, Bolivia, Brazil, China, Germany, Indonesia, Japan, Malaysia, Peru, Philippines, Poland, Rwanda, Taiwan, Thailand, United States, Vietnam, and recycled or scrap sources.
Tungsten	Austria, China, Germany, Japan, Russian Federation, United States, Vietnam, and recycled or scrap sources.
Gold	Australia, Belgium, Brazil, Brazil, Canada, China, Germany, Indonesia, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Netherlands, Philippines, Republic of Korea, Russian Federation, Saudi Arabia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States, Uzbekistan, and recycled or scrap sources.

     Due diligence in addition to our RCOI is described in the Conflict Minerals Report filed as Exhibit 1.01.

Conflict Minerals Report
     Our Conflict Minerals Report for the year ended December 31, 2015 is filed herewith as Exhibit 1.01 and is available from our Website at: www.nve.com/ESG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NVE CORPORATION (Registrant) /s/ CURT A. REYNDERS By Curt A. Reynders Chief Financial Officer	May 27, 2016 (Date)

Section 2 – Exhibits

Item 2.01 Exhibits
Exhibit #	Description

1.01	Conflict Minerals Report as required by Item 1.01 of this Form